UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Carbylan Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
141384107
(CUSIP Number)
Albert Cha Vivo Capital LLC 575 High Street, Suite 201 Palo Alto, CA 94301
(650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: David J. Saul, Esq. Ropes & Gray LLP 1900 University Ave, 6th Floor East Palo Alto, CA 94303
April 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141384107

1.	NAME OF REPORTING PERSON. Vivo Ventures VI, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,204,562 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,204,562 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,204,562 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		16.0% (2)
14.	TYPE OF REPORTING PERSON OO
(1) Consists of  4,173,986 shares of Common Stock held by Vivo Ventures Fund VI, L.P. and 30,576 shares of Common Stock held by Vivo Ventures VI Affiliates Fund, L.P.  Vivo Ventures VI, LLC is the sole general partner of each of the Funds and may be deemed to beneficially own such shares, but disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.
(2) Based on 26,214,107 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, including the exercise in full of the underwriter's over-allotment option, as provided to the Reporting Persons by the Issuer.

CUSIP No. 141384107

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VI, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,173,986
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,173,986
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,173,986
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.9% (1)
14.	TYPE OF REPORTING PERSON PN
(1) Based on 26,214,107 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, including the exercise in full of the underwriter's over-allotment option, as provided to the Reporting Persons by the Issuer.

CUSIP No. 141384107

1.	NAME OF REPORTING PERSON Vivo Ventures VI Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	30,576
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	30,576
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,576
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.1% (1)
14.	TYPE OF REPORTING PERSON PN
(1) Based on 26,214,107 shares of Common Stock outstanding after the completion of the Issuer’s initial public offering, including the exercise in full of the underwriter's over-allotment option, as provided to the Reporting Persons by the Issuer.

CUSIP No. 141384107

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Carbylan Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3181 Porter Drive, Palo Alto, CA 94304.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being filed by Vivo Ventures VI, LLC (“Vivo VI LLC”),
Vivo Ventures Fund VI, L.P. (“Vivo VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Vivo VI Affiliates ” and together with Vivo VI,  the “Funds”) (collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

(b)	The address of the principal business office of the Reporting Persons is 575 High Street, Suite 201, Palo Alto, CA 94301.
(c)
The principal business of each of the Funds is that of a private venture capital investment partnership.  The principal business of Vivo VI LLC is to act as the sole general partner of both of the Funds, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds.  Vivo VI LLC disclaims beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of its pecuniary interest therein.  Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by the other Fund.  The managing members of Vivo VI LLC are Albert Cha, Frank Kung and Edgar Engleman, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds. Messrs. Cha, Kung and Engleman disclaim beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of their pecuniary interest therein.

(d)-(e)
During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Vivo VI LLC is a Delaware limited liability company Vivo VI is a Delaware limited partnership Vivo VI Affiliates is a Delaware limited partnership

Item 3.	Source and Amount of Funds

On April 8, 2015, the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of 13,000,000 shares of Common Stock (the “IPO”) (Registration No. 333-201278) was declared effective by the SEC. The closing of the offering took place on April 14, 2015, and at such closing the Funds purchased an aggregate 1,012,500 shares of Common Stock at the initial public offering price of $5.00 per share, for a total purchase price of $5,062,500. The source of such funds was the working capital of the Funds, received from capital contributions made to the Funds by their respective partners for the purpose of making investments.

CUSIP No. 141384107

Item 4.	Purpose of Transaction

The Funds purchased additional Common Stock of the Issuer for investment purposes, with the aim of enhancing the value of its existing investment and the Issuer.  Albert Cha, who is a managing member of  Vivo VI LLC, is a Director of the Issuer, however except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the Funds’ acquisitions of preferred stock of the Issuer prior to the IPO, which preferred stock was automatically converted to shares of Common Stock upon closing of the IPO in accordance with its terms, the Funds have certain registration rights with respect to their shares of Common Stock, including demand and piggyback registration rights.  Such registration rights are more fully described in the Amended and Restated Registration Rights Agreement dated December 21, 2012 entered into by the Funds and other stockholders of the Issuer (the “Registration Rights Agreement”).  The Registration Rights Agreement is incorporated by reference as Exhibit B hereto, and any description thereof is qualified in its entirety by reference thereto.

In connection with the IPO and pursuant to the Issuer’s underwriting agreement with Leerink Partners LLC, the Funds, along with all of the Issuer’s directors, executive officers, other stockholders and optionholders, entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which they agreed with the underwriters, subject to certain limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Leerink Partners LLC for a period of 180 days after April 8, 2015.  A copy of the Lock-Up Agreement executed by Vivo VI is Exhibit C hereto and a copy of the Lock-Up Agreement executed by Vivo VI Affiliates is Exhibit D hereto, and any descriptions thereof are qualified in their entirety by reference thereto.

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B –Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on December 29, 2014)

Exhibit C - Lock-Up Agreement executed by Vivo VI

Exhibit D - Lock-Up Agreement executed by Vivo VI Affiliates

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2015
VIVO VENTURES VI, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 141384107

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 23, 2015
VIVO VENTURES VI, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 141384107

EXHIBIT C
LOCK-UP AGREEMENT

September 15, 2014

Leerink Partners LLC
RBC Capital Markets, LLC
as Representatives of the several Underwriters

c/o	Leerink Partners LLC
299 Park Avenue, 21st Floor

New York, New York 10176

Re:           Proposed Public Offering by Carbylan Therapeutics, Inc.

Ladies and Gentlemen:

The undersigned, a stockholder, officer and/or director of Carbylan Therapeutics, Inc., a Delaware corporation (the “Company”), understands that Leerink Partners LLC (“Leerink”) and RBC Capital Markets, LLC propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”).  In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, subject to the exceptions set forth in this letter agreement (this “Agreement”), during the period beginning on the date of the preliminary prospectus used in connection with the road show for the Public Offering and ending on, and including, the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Leerink, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or, subject to the provisions herein, exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (1) Leerink agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, Leerink will notify the Company of the impending release or waiver, and (2) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by Leerink hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Leerink, provided that in the case of clauses (i) through (v) below, (1) Leerink receives a signed lock-up agreement on substantially the same terms set forth in this Agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) only in the case of clauses (i) through (iv) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; provided, that, for clause (viii) below, other than in respect of warrants that will expire or automatically exercise by their terms in connection with the Public Offering, (1) such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act and (2) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers during the Lock-Up Period; provided further, that, for clause (ix) below, any shares of Common Stock received upon such conversion remain subject to the terms of this Agreement; and provided further, that for clause (xi) below, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this Agreement:

(i)	as a bona fide gift or gifts; or

(ii)
to the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)
if the undersigned is an entity, as a distribution to the limited partners, members, stockholders or other equity holders of the undersigned or as a part of a disposition, transfer or distribution without consideration by the undersigned to its equity holders; or

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; or

(v)	by will or intestate succession upon the death of the undersigned; or

(vi)	by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement; or

(vii)	sell or transfer shares of Common Stock to the underwriters in the Public Offering; or

(viii)
transfer Lock-Up Securities to the Company upon a vesting event of the Company’s securities or to the Company upon the exercise or conversion of options or warrants to purchase the Company’s securities, in each case, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; or

(ix)	convert shares of preferred stock of the Company into shares of Common Stock of the Company; or

(x)
transfer Lock-Up Securities to the Company pursuant to agreements under which the Company has the option to repurchase such Lock-Up Securities or the Company has a right of first refusal with respect to transfers of such Lock-Up Securities; or

(xi)
transfer Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Lock-Up Securities involving a change of control of the Company.

Furthermore, during the Lock-Up Period, the undersigned may (a) sell shares of Common Stock of the Company purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required during the Lock-Up Period to be reported in any press release or public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any press release, public filing or report regarding such sales during the Lock-Up Period and (b) exercise any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement, which securities are convertible into or exchangeable or exercisable for Common Stock, if and only if (but subject to clause (viii), including the proviso related to such clause, in the immediately preceding paragraph) the shares of Common Stock received upon such exercise, purchase, exchange or conversion shall remain subject to the terms of this Agreement.

In addition, the restrictions on transfer and disposition of the Lock-Up Securities during the Lock-Up Period shall not apply to the repurchase of Lock-Up Securities by the Company in connection with the termination of the undersigned’s employment or other service with the Company.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act (“10b5-l Trading Plan”) or from amending an existing 10b5-l Trading Plan so long as there are no sales of Lock-Up Securities under such plans during the Lock-Up Period; and provided that the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of Lock-Up Securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

In the event that Leerink releases, in full or in part, any officer, director or equity holder of the Company (a “Stockholder”) from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters (a “Triggering Release”), then the undersigned shall be released in the same manner from the restrictions of this Agreement (i.e., in an amount equal to the same percentage of the shares of Common Stock being released in the Triggering Release relative to the undersigned’s ownership of Common Stock at the time of the request of the Triggering Release); provided that (i) in order to request a Triggering Release, the Stockholder requesting the Triggering Release must make a request in writing to the Company setting forth the number of shares of Common Stock to be released; and (ii) the Company must (x) make a request in writing to Leerink setting forth for the Stockholder requesting the Triggering Release the number of shares of Common Stock for which such Stockholder is requesting a release and the number of shares of Common Stock that would be released for each other Stockholder as a result of the Triggering Release and (y) provide to Leerink the total number of shares of Common Stock outstanding as of the date of the request of such Triggering Release and certify in writing to the Underwriters that such number is true and accurate.  In the event of a Triggering Release, the Company will use commercially reasonable efforts to notify the other Stockholders of the Triggering Release within three business days. If the Company fails to notify the undersigned within three business days of the Triggering Release, the failure to give such notice shall not give rise to any claim or liability against Leerink, or the Underwriters.

Notwithstanding the foregoing, no release by Leerink of any shares of Common Stock will constitute a Triggering Release (i) if the aggregate of such releases granted to any individual Stockholder requesting a release does not exceed an aggregate amount of $500,000 of shares of Common Stock during the Lock-Up Period (such value to be calculated using the closing or last reported sale price of the Common Stock on the date of each such release) (for the avoidance of doubt, all affiliates of the undersigned that are party to a lock-up agreement similar to this Agreement for the benefit of the Underwriters in connection with the proposed Underwriting Agreement shall be treated for this purpose, together with the undersigned, as a single Stockholder); or (ii) if the release, in full or in part, of any shares of Common Stock from the restrictions of this Agreement is in connection with an underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of Common Stock during the Lock-Up Period (the “Underwritten Sale”) and then the shares of Common Stock held by the undersigned shall be released only if the undersigned enters into a new lock-up agreement with the underwriters of such Underwritten Sale with respect to the shares of Common Stock that are not being released, upon the terms and conditions reasonably satisfactory to the underwriters of such Underwritten Sale but with restrictions that will be no more restrictive than those set forth herein and only to the extent that the undersigned agrees to participate as a selling stockholder in the Underwritten Sale and to sell any of the shares of Common Stock released from the restrictions of this Agreement in such Underwritten Sale; provided that, with respect to clause (ii) of this paragraph, the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the Lock-Up Securities or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.  This Agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises Leerink in writing that it has determined not to proceed with the Public Offering, (ii) the Company files an application to withdraw the registration statement related to the Public Offering, (iii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iv) July 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Agreement.

*           *           *

VIVO VENTURES FUND VI, L.P.

By: Vivo Ventures VI, LLC, its General Partner

By: /s/ Albert Cha
Name: Albert Cha, M.D., Ph.D.
Title: Managing Member

CUSIP No. 141384107

EXHIBIT D

LOCK-UP AGREEMENT

September 15, 2014

Leerink Partners LLC
RBC Capital Markets, LLC
as Representatives of the several Underwriters

c/o	Leerink Partners LLC
299 Park Avenue, 21st Floor

New York, New York 10176

Re:           Proposed Public Offering by Carbylan Therapeutics, Inc.

Ladies and Gentlemen:

The undersigned, a stockholder, officer and/or director of Carbylan Therapeutics, Inc., a Delaware corporation (the “Company”), understands that Leerink Partners LLC (“Leerink”) and RBC Capital Markets, LLC propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Public Offering”) of shares (the “Securities”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”).  In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement (collectively, the “Underwriters”) that, subject to the exceptions set forth in this letter agreement (this “Agreement”), during the period beginning on the date of the preliminary prospectus used in connection with the road show for the Public Offering and ending on, and including, the date that is 180 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Leerink, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or, subject to the provisions herein, exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (1) Leerink agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, Leerink will notify the Company of the impending release or waiver, and (2) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by Leerink hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Leerink, provided that in the case of clauses (i) through (v) below, (1) Leerink receives a signed lock-up agreement on substantially the same terms set forth in this Agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) only in the case of clauses (i) through (iv) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; provided, that, for clause (viii) below, other than in respect of warrants that will expire or automatically exercise by their terms in connection with the Public Offering, (1) such transfers are not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Exchange Act and (2) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers during the Lock-Up Period; provided further, that, for clause (ix) below, any shares of Common Stock received upon such conversion remain subject to the terms of this Agreement; and provided further, that for clause (xi) below, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Securities owned by the undersigned shall remain subject to the restrictions contained in this Agreement:

(i)	as a bona fide gift or gifts; or

(ii)
to the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)
if the undersigned is an entity, as a distribution to the limited partners, members, stockholders or other equity holders of the undersigned or as a part of a disposition, transfer or distribution without consideration by the undersigned to its equity holders; or

(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; or

(v)	by will or intestate succession upon the death of the undersigned; or

(vi)	by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement; or

(vii)	sell or transfer shares of Common Stock to the underwriters in the Public Offering; or

(viii)
transfer Lock-Up Securities to the Company upon a vesting event of the Company’s securities or to the Company upon the exercise or conversion of options or warrants to purchase the Company’s securities, in each case, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; or

(ix)	convert shares of preferred stock of the Company into shares of Common Stock of the Company; or

(x)
transfer Lock-Up Securities to the Company pursuant to agreements under which the Company has the option to repurchase such Lock-Up Securities or the Company has a right of first refusal with respect to transfers of such Lock-Up Securities; or

(xi)
transfer Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Lock-Up Securities involving a change of control of the Company.

Furthermore, during the Lock-Up Period, the undersigned may (a) sell shares of Common Stock of the Company purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required during the Lock-Up Period to be reported in any press release or public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any press release, public filing or report regarding such sales during the Lock-Up Period and (b) exercise any rights to purchase, exchange or convert any stock options granted pursuant to the Company’s equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement, which securities are convertible into or exchangeable or exercisable for Common Stock, if and only if (but subject to clause (viii), including the proviso related to such clause, in the immediately preceding paragraph) the shares of Common Stock received upon such exercise, purchase, exchange or conversion shall remain subject to the terms of this Agreement.

In addition, the restrictions on transfer and disposition of the Lock-Up Securities during the Lock-Up Period shall not apply to the repurchase of Lock-Up Securities by the Company in connection with the termination of the undersigned’s employment or other service with the Company.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act (“10b5-l Trading Plan”) or from amending an existing 10b5-l Trading Plan so long as there are no sales of Lock-Up Securities under such plans during the Lock-Up Period; and provided that the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of Lock-Up Securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.

In the event that Leerink releases, in full or in part, any officer, director or equity holder of the Company (a “Stockholder”) from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters (a “Triggering Release”), then the undersigned shall be released in the same manner from the restrictions of this Agreement (i.e., in an amount equal to the same percentage of the shares of Common Stock being released in the Triggering Release relative to the undersigned’s ownership of Common Stock at the time of the request of the Triggering Release); provided that (i) in order to request a Triggering Release, the Stockholder requesting the Triggering Release must make a request in writing to the Company setting forth the number of shares of Common Stock to be released; and (ii) the Company must (x) make a request in writing to Leerink setting forth for the Stockholder requesting the Triggering Release the number of shares of Common Stock for which such Stockholder is requesting a release and the number of shares of Common Stock that would be released for each other Stockholder as a result of the Triggering Release and (y) provide to Leerink the total number of shares of Common Stock outstanding as of the date of the request of such Triggering Release and certify in writing to the Underwriters that such number is true and accurate.  In the event of a Triggering Release, the Company will use commercially reasonable efforts to notify the other Stockholders of the Triggering Release within three business days. If the Company fails to notify the undersigned within three business days of the Triggering Release, the failure to give such notice shall not give rise to any claim or liability against Leerink, or the Underwriters.

Notwithstanding the foregoing, no release by Leerink of any shares of Common Stock will constitute a Triggering Release (i) if the aggregate of such releases granted to any individual Stockholder requesting a release does not exceed an aggregate amount of $500,000 of shares of Common Stock during the Lock-Up Period (such value to be calculated using the closing or last reported sale price of the Common Stock on the date of each such release) (for the avoidance of doubt, all affiliates of the undersigned that are party to a lock-up agreement similar to this Agreement for the benefit of the Underwriters in connection with the proposed Underwriting Agreement shall be treated for this purpose, together with the undersigned, as a single Stockholder); or (ii) if the release, in full or in part, of any shares of Common Stock from the restrictions of this Agreement is in connection with an underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of Common Stock during the Lock-Up Period (the “Underwritten Sale”) and then the shares of Common Stock held by the undersigned shall be released only if the undersigned enters into a new lock-up agreement with the underwriters of such Underwritten Sale with respect to the shares of Common Stock that are not being released, upon the terms and conditions reasonably satisfactory to the underwriters of such Underwritten Sale but with restrictions that will be no more restrictive than those set forth herein and only to the extent that the undersigned agrees to participate as a selling stockholder in the Underwritten Sale and to sell any of the shares of Common Stock released from the restrictions of this Agreement in such Underwritten Sale; provided that, with respect to clause (ii) of this paragraph, the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the Lock-Up Securities or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.  This Agreement shall automatically terminate, and the undersigned shall be released from its obligations hereunder, upon the earliest to occur, if any, of (i) prior to the execution of the Underwriting Agreement, the Company advises Leerink in writing that it has determined not to proceed with the Public Offering, (ii) the Company files an application to withdraw the registration statement related to the Public Offering, (iii) the Underwriting Agreement is executed but is terminated prior to the closing of the Public Offering (other than the provisions thereof which survive termination), or (iv) July 31, 2015, in the event that the Underwriting Agreement has not been executed by such date.

The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Agreement.

*           *           *

VIVO VENTURES VI AFFILIATES FUND, L.P.

By: Vivo Ventures VI, LLC, its General Partner

By: /s/ Albert Cha
Name: Albert Cha, M.D., Ph.D.
Title: Managing Member